HART & HART, LLC
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.              ________                   harttrinen@aol.com
Will Hart                                                         (303) 839-0061
Fax: (303) 839-5414


                                 April 20, 2015

Johnny Gharib
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

      Re:   CEL-SCI Corporation
            Form 10-K for Fiscal Year Ended September 30, 2014
            Filed December 23, 2014
            File No. 001-11889


     This office represents CEL-SCI Corporation (the "Company"). This letter provides the Company's responses to the comments received from the staff by letter dated March 27, 2015. The paragraph numbers in this letter correspond with the numbered paragraphs in the staff's comment letter. The numbers under the "Page No." column refer to the pages in the Company's amended 10-K report where the Company's response to the particular comment can be found.

                                                                        Page No.


     1. Comment complied with. We believe the Company's disclosure regarding its patents complies with Item 101(c) (iv) of Regulation S-K and is consistent with that of other issuers
          in the biotech industry.                                       7

     2.   Comment complied with.                                         5

     3.   Comment complied with.                                         6, 23

     4.   Comment complied with.                                         18, 19

     5.   Comment complied with.                                         19

     6.   Comment complied with.                                         20

     If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

                                Very Truly Yours,

                                HART & HART, LLC

                               /s/ William T. Hart

                            By
                               William T.  Hart